UNITED STATES OMB APPROVAL SECURITIES AND EXCHANGE COMMISSION Number: 3235-0058 Washington, D.C. 20549 Expires: February 28, 2022 Estimated average burden hours per response .................................... 2.50 SEC FILE NUMBER 001-01370 FORM 12b-25 CUSIP NUMBER 109043109 NOTIFICATION OF LATE FILING (Check one): Form 10-K Form 20-F Form 11-K Form 10-Q Form 10-D Form N-CEN Form N-CSR For Period Ended: June 28, 2020 Transition Report on Form 10-K Transition Report on Form 20-F Transition Report on Form 11-K Transition Report on Form 10-Q For the Transition Period Ended: Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: PART I — REGISTRANT INFORMATION Briggs & Stratton Corporation Full Name of Registrant N/A Former Name if Applicable 12301 West Wirth Street Address of Principal Executive Office (Street and Number) Wauwatosa, Wisconsin 53222 City, State and Zip Code PART II — RULES 12b-25(b) AND (c) If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b- 25(b), the following should be completed. (Check box if appropriate) (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense. (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and (c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed) On July 20, 2020, the Company and certain of its subsidiaries filed voluntary petitions (the “Chapter 11 Cases”) for relief under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Eastern District of Missouri (the “Bankruptcy Court”). On that date, the Company filed motions under the Bankruptcy Code for (i) approval for procedures to sell, and subsequently to sell, substantially all of its assets to an affiliate of KPS Capital Partners, LLC (“KPS”) or another qualified bidder that submits a higher or better bid, subject to a Bankruptcy Court-approved bidding process; and (ii) approval of debtor-in-possession financing (the “DIP Credit Agreement”). In addition, on July 20, 2020, the Company furnished on Item 7.01 of Form 8-K certain FAQs concerning the Chapter 11 cases. In the Form 8-K, the Company stated as follows: The Company cautions that trading in the Company’s securities during the pendency of the Chapter 11 Cases is highly speculative and poses substantial risks. Trading prices for the Company’s securities may bear little or no relationship to the actual recovery, if any, by holders of the Company’s securities in the Chapter 11 Cases. The Company expects that its equity holders will experience a complete loss on their investment, depending on the outcome of the Chapter 11 process. The Company has one class of common stock registered under Section 12(g) of the Securities Exchange Act of 1934, as amended. On the same day as the filing of the Chapter 11 cases, the Company received notice, as expected, from NYSE Regulation that it had determined to commence proceedings to delist the Company’s Common Stock. The Company immediately informed the NYSE that it did not intend to take any action to appeal the NYSE’s decision, and the NYSE delisted the Company’s Common Stock that day. The Company’s Common Stock automatically started trading in the pink sheets the next day, July 21, 2020. The Company made timely disclosure of these events in a Form 8-K filed on July 21, 2020. In addition, the Company has filed all reports required to be filed for the preceding twelve months. Following a hearing on August 18, 2020, the Bankruptcy Court (i) approved procedures with respect to the sale process and scheduled a hearing on September 15, 2020 to approve the sale, and (ii) approved the DIP Credit Agreement on a final basis. On August 31, 2020, the Company filed a notice with the Bankruptcy Court stating that there were no other qualified bidders, that the Company was cancelling the auction, and that KPS was the successful bidder. In the event that the Bankruptcy Court approves the sale to KPS (the “Sale”) following the hearing on September 15, 2020, the Company expects that the sale closing would occur shortly thereafter, or, in any case, no later than the end of September. Based on the consideration to be paid by KPS for substantially all of the Company’s assets, the Company expects that after paying off the Company’s secured and priority creditors and providing for the wind-down of operations, there will be limited proceeds available for distribution in respect of its hundreds of millions of dollars of unsecured claims and no proceeds to distribute to the Company’s shareholders. Following the Sale, the Company will have no operations or active employees and will be provided services under a transitional services agreement with KPS. The Company expects that a plan of liquidation to wind-down the estate will be filed and, subject to Bankruptcy Court approval, implemented. Under the plan of liquidation, a liquidating/litigation trust may be established for the distribution of assets. The Company currently expects that the proposed plan of liquidation would be approved (with or without modification) prior to December 31, 2020 (although there can be no assurance), and that the winding down of its operations and distribution of its remaining assets to creditors will be completed in 2021 or 2022. After careful consideration of the above-described facts and circumstances, the Audit Committee of the Board of Directors (the “Audit Committee”) has determined that the Company will be unable to continue filing the periodic reports required by Section 13(a) under the Exchange Act (collectively, “Periodic Reports”) without unreasonable effort and expense. Accordingly, the Company will not file an Annual Report on Form 10-K for the fiscal year ended June 28, 2020 or any quarterly reports on Form 10-Q for subsequent periods. Instead, the Company will file Current Reports on Form 8-K containing (i) disclosure of all material events in the Chapter 11 Cases and any other information required by the instructions to Form 8-K and (ii) as exhibits, the operating reports and any other documents that include unaudited financial information that are filed by the Company with the Bankruptcy Court. Given that, as has been and will continue to be disclosed, the Company’s shareholders will be experiencing a complete loss on their investment, the Audit Committee has concluded that the information to be provided by the Company by means of Current Reports on Form 8-K described above about the Chapter 11 Cases and the assets, liabilities and wind-down of the Company will be consistent with the protection of investors as set forth in SEC Release No. 34-9660 (June 30, 1972).

PART IV — OTHER INFORMATION (1) Name and telephone number of person to contact in regard to this notification Mark A. Schwertfeger 800-365-2759 (Name) (Telephone Number) (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes No (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ? Yes No If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. For the reasons described in Part III – Narrative of this Form 12b-25, the Company has concluded that it will be unable to file the Fiscal 2020 Form 10-K (or other Periodic Reports) without unreasonable effort and expense. The Company believes that its results of operations for the fiscal year ended June 28, 2020 differed significantly from its results of operations for the fiscal year ended June 30, 2019 due to significant adverse developments that occurred with respect to the Company’s business and liquidity during the fiscal year. On May 8, 2020, the Company filed a Quarterly Report on Form 10-Q containing unaudited condensed consolidated financial statements for the three and nine months ended March 29, 2020. The Company will file operating reports with the Bankruptcy Court relating to periods subsequent to July 20, 2020 and will include these operating reports as exhibits to its Current Reports on Form 8-K. Documents filed on the docket of and other information related to the Chapter 11 Cases are available free of charge online at http://www.kccllc.net/briggs. Cautionary Statement Regarding Forward-Looking Statements Various statements in this Form 12b-25 or documents referred to herein, including those that express a belief, expectation or intention, as well as those that are not statements of historical fact, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act. The Company’s actual results may differ materially from those anticipated in these forward-looking statements as a result of certain risks and other factors, which include the following: risks and uncertainties relating to the Chapter 11 Cases, including but not limited to, the Company’s ability to obtain Bankruptcy Court approval with respect to motions in the Chapter 11 Cases, the effects of the Chapter 11 Cases on the Company and on the interests of various constituents, Bankruptcy Court rulings in the Chapter 11 Cases and the outcome of the Chapter 11 Cases in general, the duration of the Chapter 11 Cases, risks associated with third-party motions in the Chapter 11 Cases, and the Company’s ability to realize proceeds from remaining assets; risks related to the trading of the Company’s common stock and warrants on the OTC Pink Market, particularly because the Plan of Liquidation provides that there will not be sufficient funds or other assets to allow holders of the Company’s common stock to receive any distribution of value in respect of their equity interests; risks relating to the Company’s ability to obtain Bankruptcy Court confirmation of the Plan of Liquidation as proposed by the Company; the uncertainty as to when or whether the effective date of the Plan of Liquidation will occur as currently expected by the Company; and the risk that the Chapter 11 Cases may be converted to cases under chapter 7 of the Bankruptcy Code. The Company therefore cautions readers against relying on these forward-looking statements. All forward-looking statements attributable to the Company or persons acting on the Company’s behalf are expressly qualified in their entirety by the foregoing cautionary statements. All such statements speak only as of the date made, and, except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Briggs & Stratton Corporation (Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized. Date: September 14, 2020 By: /s/ Mark A. Schwertfeger Name: Mark A. Schwertfeger Title: Senior Vice President and Chief Financial Officer INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.